September 24, 2024

William Matthews
Chief Financial Officer
SouthState Corporation
1101 First Street South, Suite 202
Winter Haven, FL 33880

        Re: SouthState Corporation
            Forms 8-K and 8-K/A
            Filed February 9, 2024 and March 29, 2024
            File No. 001-12669
Dear William Matthews:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance